
EUREKA TOWNSITE (Off Map)
NORTH LILY SHAFT OFF MAP ~8000' ENE
EAST-1 POTENTIAL ORE RUN OFF MAP ~500' EAST
EAST-2 POTENTIAL ORE RUN OFF MAP ~2000' EAST
SNOWFLAKE
EUREKA HILL #2
EUREKA HILL #3
EAGLE & BLUEBELL
VICTORIA
GODIVA ORE RUN
Humbug
PLUTUS ORE RUN
IRONBLOSSOM ORE RUN
CENTENNIAL EUREKA
Beck Tunnel
Salvador
EUREKA PEAK
GEMINI ORE RUN
19
CHIEF ORE RUN
SOUTH EUREKA
HERKIMER
ANNANDALE
GRAND CENTRAL
GRAND CENTRAL BELOW WATER TABLE POTENTIAL ORE TARGETS
OPEX
SIOUX PEAK
GRAND CENTRAL TO EMERALD ORE TARGETS
(POTENTIAL) WEST ORE RUN
TENNESSEE REBEL
EMERALD
MAMMOTH
MAMMOTH PEAK
EMERALD CHIMNEY ORE TARGET
NEW PARK RESERVES
SIOUX AJAX
EUREKA CONSOLIDATED
AJAX
CARISA
LOWER MAMMOTH Shaft (Internal)
MAMMOTH TOWNSITE
BLACKJACK
30
NORTH STAR
GOVERNOR
BLACK DRAGON (EAST)
BLACK DRAGON (WEST)
GREAT EASTERN

CONTOUR INTERVAL – 100 FEET

SCALE

500' 0' 1000'

ROAD CLASIFICATIONS

- EXISTING IMPROVED ROAD
- EXISITING UNIMPROVED ROAD
- JEEP TRAIL

EXPLANATION

- PROSPECTS
- MINE SHAFTS
- ADITS
- DUMPS
- MAJOR ORE RUNS
- ORE TARGETS

N

Project: Ore Targets	
County: Juab & Utah	State: UTAH
Location: T-11S, R2&3W	
Title: TINTIC AREA Ore Target Location Map	
Geologist:	Drafter:
Date:	Map No.: 63E005